EXHIBIT 3.1
CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
AMERICAN POWER GROUP CORPORATION

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

American Power Group Corporation (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

The Board of Directors of the Corporation duly adopted resolutions at a meeting, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth a proposed amendment to the Restated Certificate of Incorporation of the Corporation, as amended to date, and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment at a meeting held on May 13, 2016, in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolutions setting forth the amendments are as follows:

RESOLVED:
That Article FOURTH of the Restated Certificate of Incorporation of American Power Group Corporation, as amended to date, be and hereby is further amended by deleting the first paragraph thereof and inserting in its place the following:

“This corporation is authorized to issue seven classes of stock, to be designated, respectively, “Common Stock,” “10% Convertible Preferred Stock,” “Series C Convertible Preferred Stock,” “Series D Convertible Preferred Stock,” “Series D-2 Convertible Preferred Stock,” “Series D-3 Convertible Preferred Stock” and “Preferred Stock.” The total number of shares this corporation is authorized to issue is Three Hundred Fifty-One Million (351,000,000) shares of capital stock. Of such authorized shares, Three Hundred Fifty Million (350,000,000) shares shall be designated “Common Stock” and have a par value of $0.01 per share; One Thousand One Hundred Forty-Six (1,146) shares shall be designated “10% Convertible Preferred Stock” and have a par value of $1.00 per share; Two Hundred (200) shares shall be designated “Series B 10% Convertible Preferred Stock” and have a par value of $1.00 per share; Two Hundred Seventy-Five (275) shares shall be designated “Series C Convertible Preferred Stock” and have a par value of $1.00 per share; Twenty-Two (22) shares shall be designated “Series D Convertible Preferred Stock” and have a par value of $1.00 per share; Four Hundred (400) shares shall be designated “Series D-2 Convertible Preferred Stock” and have a par value of $1.00 per share; Two Hundred Ten (210) shares shall be designated “Series D-3 Convertible Preferred Stock” and have a par value of $1.00 per share; Nine Hundred Ninety-Seven Thousand, Seven Hundred Forty-Seven (997,747) shares shall be designated “Preferred Stock” and have a par value of $1.00 per share.”

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of this Corporation on this 13th day of May, 2016.

By:    /s/ Charles E. Coppa
Charles E. Coppa
Chief Financial Officer, Treasurer
and Secretary